[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]


(212) 318-6962
matthewvanwormer@paulhastings.com


May 17, 2005                                                         43490.00001


VIA EDGAR

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20549

Re:     The Westwood Funds (811-04719)
        -----------------------------

        Dear Ms. Hatch:

        This letter responds to your comments communicated to me telephonically on April 29, 2005, with respect to the preliminary Proxy Statement and form of proxy for the Westwood Realty Fund (the "Fund"), a series of the Westwood Funds (the "Trust"), that was filed with the Securities and Exchange Commission via EDGAR on April 19, 2005 (accession number 0000935069-05-000879). Please note the following:



               Comment 1: You have requested that we add a sentence explaining how the Fund's new name, the "Westwood Alternative Real Income Fund," reflects the new investment policy of the Fund.

               Response: The new name of the Fund will be the "Westwood Income Fund." We have added a new sentence after the first sentence of the first full paragraph on page A-3 which explains how the Fund's new name reflects the new income oriented investment policy of the Fund.

Ms. Laura Hatch
May 17, 2005
Page 2


               Comment 2: You have requested that we disclose whether the Fund will be "non-diversified," and if so, to disclose the risks associated with non-diversification.

               Response: We have confirmed that the Fund is, and will remain "diversified," and as a result, no additional disclosure is required.



               Comment 3: You have informed us that it would be necessary to add a second proposal if the Fund originally had a fundamental policy of being "concentrated" in the securities of publicly traded REITs, and would no longer be "concentrated" in such securities as a result of the change in the Fund's investment objective.

               Response: The Fund did not have a fundamental policy of being "concentrated" in the securities of publicly traded REITs, and as a result, an additional proposal is not necessary.



               Comment 4: You have requested that we include a "Tandy" representation letter signed on behalf of the Fund as a correspondence filing to be filed with the definitive proxy statement.

               Response: We have included such "Tandy" representation in this correspondence filing.

        Please note that as instructed, this letter is being transmitted as a correspondence filing with the copy of the Definitive Proxy.

        Should you have any additional questions or comments, please do not hesitate to call me at 212-318-6962.

Ms. Laura Hatch
May 17, 2005
Page 3


Very truly yours,


/s/ Matthew Van Wormer
Matthew Van Wormer
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:     The Westwood Funds